UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form SD

Specialized Disclosure Report

CABOT CORPORATION

(Exact name of registrant as

specified in its charter)

Delaware	1-5667	04-2271897
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Number)

Two Seaport Lane, Suite 1400 Boston, Massachusetts	02210-2019
(Address of principal executive offices)	(Zip Code)

Karen A. Kalita, Senior Vice President and General Counsel

617-345-0100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Cabot Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020.

The Company evaluated its current product lines and determined that certain equipment it manufactures or contracts to manufacture contains electronic components, certain of which contain tin, tungsten, tantalum and/or gold which are necessary to the functionality or production of the equipment. These electronic components represent substantially less than 0.1% of the Company’s total cost of sales.

Based on the results of our reasonable country of origin inquiry, we conducted due diligence and have filed a Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at www.cabotcorp.com.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CABOT CORPORATION

By:	/s/ Aaron Johnson	Date: May 26, 2021
Name: Aaron Johnson
Title: Senior Vice President